P  R  E  S  S      R  E  L  E  A  S  E

                              FOR IMMEDIATE RELEASE

                                 PIZZA INN, INC.
                      ANNUAL SHAREHOLDERS' MEETING RESULTS



THE COLONY, TEXAS -FEBRUARY 11, 2004- PIZZA INN, INC. (NASDAQ:PZZI) announced the results of its annual shareholders' meeting held today. Steve Pully, an existing director, was re-elected for another term, while Ray Phillips and Robert Page were elected as new directors replacing Steve Ungerman and Dr. F. Jay Taylor.

Additionally, resolutions to repeal certain amendments to the Company's bylaws, as discussed in the Company's proxy statement, and the resolution recommending to the Board of Directors to reimburse expenses incurred by Newcastle Partners, L.P., in connection with its solicitation of proxies, were approved. At a board meeting held immediately following the annual meeting, Mark Schwarz was elected Chairman of the Board, replacing Steve Ungerman. Ray Phillips was named Vice
Chairman  of  the  Board.

Commenting on the results of today's election Ronnie Parker, President and CEO, said: " Both Mark Schwarz and I, as well as the entire Pizza Inn family, are happy these matters are resolved. We will continue our ongoing efforts to increase franchisee profitability and shareholder value." Mark Schwarz stated:
"I look forward to working together with the Pizza Inn management team and franchisees to help build a strong future for our company."